September 30, 2012	Unaudited Condensed Consolidated Financial Statements

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Eldorado Gold Corporation
Unaudited Condensed Consolidated Balance Sheets
(Expressed in thousands of U.S. dollars)

	Note	September 30, 2012	December 31, 2011
ASSETS
Current assets
Cash and cash equivalents		$271,401	$393,763
Restricted cash	6	36,794	55,390
Marketable securities		3,052	2,640
Accounts receivable and other		55,402	42,309
Inventories		216,216	164,057
		582,865	658,159
Non-current inventories		21,700	26,911
Investments in significantly influenced companies		30,093	18,808
Deferred income tax assets		3,253	4,259
Restricted assets and other		42,387	38,430
Defined benefit pension plan	8	4,155	-
Property, plant and equipment		6,012,298	2,847,910
Goodwill		669,311	365,928
		7,366,062	3,960,405
LIABILITIES & EQUITY
Current liabilities
Accounts payable and accrued liabilities		214,596	168,367
Current debt	7	45,558	81,031
		260,154	249,398
Debt	7	50,000	-
Asset retirement obligations		51,286	43,213
Defined benefit pension plan	8	-	19,969
Deferred income tax liabilities		871,056	336,579
		1,232,496	649,159
Equity
Share capital	9	5,290,316	2,855,689
Treasury stock		(7,317)	(4,018)
Contributed surplus		69,278	30,441
Accumulated other comprehensive loss		(17,162)	(10,069)
Retained earnings		479,894	382,716
Total equity attributable to shareholders of the Company		5,815,009	3,254,759
Attributable to non-controlling interests		318,557	56,487
		6,133,566	3,311,246
		7,366,062	3,960,405

Approved on behalf of the Board of Directors

(Signed) Robert R. Gilmore	Director	(Signed) Paul N. Wright	Director

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Eldorado Gold Corporation
Unaudited Condensed Consolidated Income Statements
(Expressed in thousands of U.S. dollars except per share amounts)

	Three months ended		Nine months ended
	September 30,		September 30,
	2012	2011	2012	2011
Revenue
Metal sales	$281,839	$327,364	$797,579	$799,088
Cost of sales
Production costs	107,615	95,020	293,340	250,762
Depreciation and amortization	26,082	29,954	78,635	91,014
	133,697	124,974	371,975	341,776
Gross profit	148,142	202,390	425,604	457,312
Exploration expenses	11,130	6,913	29,899	15,359
General and administrative expenses	17,518	11,207	53,345	45,815
Defined benefit pension plan expense	638	418	1,899	1,274
Share based payments	4,396	3,599	17,210	15,403
Transaction costs	552	-	20,005	-
Foreign exchange (gain) loss	(1,926)	3,530	(2,227)	5,558
Operating profit	115,834	176,723	305,473	373,903
(Gain) loss on disposal of assets	(23)	420	423	(2,672)
Loss (gain) on marketable securities and other investments	-	1,528	(1,032)	239
Loss on investments in significantly influenced companies	1,375	1,067	3,119	2,861
Other income	(264)	(2,792)	(2,641)	(4,808)
Asset retirement obligation accretion	457	387	1,328	1,160
Interest and financing costs	1,481	2,293	3,615	5,407
Profit before income tax	112,808	173,820	300,661	371,716
Income tax expense	34,435	63,077	98,965	120,520
Profit for the period	78,373	110,743	201,696	251,196

Attributable to:
Shareholders of the Company	75,845	102,478	190,320	229,816
Non-controlling interests	2,528	8,265	11,376	21,380
	78,373	110,743	201,696	251,196

Weighted average number of shares outstanding
Basic	712,789	549,085	680,121	548,800
Diluted	713,340	551,309	681,222	550,737

Earnings per share attributable to shareholders of the Company:
Basic earnings per share	0.11	0.19	0.28	0.42
Diluted earnings per share	0.11	0.19	0.28	0.42

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Eldorado Gold Corporation
Unaudited Condensed Consolidated Statements of Comprehensive Income
(Expressed in thousands of U.S. dollars)

	Three months ended		Nine months ended
	September 30,		September 30,
	2012	2011	2012	2011

Profit for the period	$78,373	$110,743	$201,696	$251,196
Other comprehensive income loss:
Change in fair value of available-for-sale financial assets (net of income taxes of nil and $12; and nil and $12)	(231)	(399)	(1,368)	(1,383)
Realized gains on disposal of available-for-sale financial assets transferred to net income	-	-	(24)	(434)
Actuarial losses on defined benefit pension plans	-	-	(5,701)	-
Total other comprehensive loss for the period	(231)	(399)	(7,093)	(1,817)
Total comprehensive income for the period	78,142	110,344	194,603	249,379

Attributable to:
Shareholders of the Company	75,614	102,079	183,227	227,999
Non-controlling interests	2,528	8,265	11,376	21,380
	78,142	110,344	194,603	249,379

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Eldorado Gold Corporation
Unaudited Condensed Consolidated Statements of Cash Flows
(Expressed in thousands of U.S. dollars)

		Three months ended		Nine months ended
		September 30,		September 30,
	Note	2012	2011	2012	2011
Cash flows generated from (used in):
Operating activities
Profit for the period		$78,373	$110,743	$201,696	$251,196
Items not affecting cash
Asset retirement obligation accretion		457	387	1,328	1,160
Depreciation and amortization		26,082	29,954	78,635	91,014
Unrealized foreign exchange (gain) loss		(446)	1,500	(809)	6,261
Deferred income tax (recovery) expense		(42)	10,079	(6,730)	374
(Gain) loss on disposal of assets		(23)	420	423	(2,672)
Loss on investments in significantly influenced companies		1,375	1,067	3,119	2,861
Loss (gain) on marketable securities and other investments		-	1,528	(1,032)	239
Share based payments		4,396	3,599	17,210	15,403
Defined benefit pension plan expense		638	418	1,899	1,274
		110,810	159,695	295,739	367,110

Changes in non-cash working capital	11	20,743	13,933	(121,914)	(2,389)
		131,553	173,628	173,825	364,721
Investing activities
Net cash received on acquisition of subsidiary	5	-	-	18,789	-
Purchase of property, plant and equipment		(136,779)	(76,028)	(303,891)	(201,630)
Proceeds from the sale of property, plant and equipment		99	24	890	41
Net proceeds on pre-production sales		17,412	-	37,434	-
Purchase of marketable securities		2,152	(1,609)	-	(1,823)
Proceeds from the sale of marketable securities		-	-	230	6,345
Funding of non-registered supplemental retirement plan investments, net		-	43	14,486	(4,937)
Investments in significantly influenced companies		(11,947)	(2,470)	(15,359)	(3,788)
Decrease in restricted cash		20,240	35	18,571	(2,963)
		(108,823)	(80,005)	(228,850)	(208,755)

Financing activities
Issuance of common shares for cash		3,430	22,631	20,261	30,616
Dividend paid to non-controlling interests		(967)	(4,473)	(2,238)	(8,095)
Dividend paid to shareholders		(43,262)	(33,426)	(93,142)	(61,167)
Purchase of treasury stock		(691)	(280)	(6,702)	(6,438)
Long-term and bank debt proceeds		-	2,579	50,000	5,782
Long-term and bank debt repayments		(24,429)	(29,749)	(35,516)	(74,465)
		(65,919)	(42,718)	(67,337)	(113,767)
Net (decrease) increase in cash and cash equivalents		(43,189)	50,905	(122,362)	42,199
Cash and cash equivalents - beginning of period		314,590	305,638	393,763	314,344

Cash and cash equivalents - end of period		271,401	356,543	271,401	356,543

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Eldorado Gold Corporation
Unaudited Condensed Consolidated Statements of Changes in Equity
(Expressed in thousands of U.S. dollars)

		Three months ended		Nine months ended
		September 30,		September 30,
		2012	2011	2012	2011
		$	$	$	$
Share capital
Balance beginning of period		5,282,368	2,825,024	2,855,689	2,814,679
Shares issued upon exercise of share options, for cash		3,430	22,631	20,261	29,131
Transfer of contributed surplus on exercise of options		4,518	6,714	22,674	9,074
Shares issued on acquisition of European Goldfields Ltd.	5	-	-	2,380,140	-
Shares issued for deferred phantom units		-	-	11,552	-
Shares issued upon exercise of warrants, for cash		-	-	-	1,485
Balance end of period		5,290,316	2,854,369	5,290,316	2,854,369

Treasury stock
Balance beginning of period		(7,355)	(4,432)	(4,018)	-
Purchase of treasury stock		(691)	(280)	(6,702)	(6,438)
Shares redeemed upon exercise of restricted share units		729	499	3,403	2,225
Balance end of period		(7,317)	(4,213)	(7,317)	(4,213)

Contributed surplus
Balance beginning of period		70,444	30,828	30,441	22,967
Share based payments		4,081	3,742	16,231	15,689
Shares redeemed upon exercise of restricted share units		(729)	(499)	(3,403)	(2,225)
Options issued on acquisition of European Goldfields Ltd.	5	-	-	31,130	-
Deferred phantom units granted on acquisition of
European Goldfields Ltd.		-	-	29,105	-
Transfer to share capital on exercise of options and deferred phantom units		(4,518)	(6,714)	(34,226)	(9,074)
Balance end of period		69,278	27,357	69,278	27,357

Accumulated other comprehensive loss
Balance beginning of period		(16,931)	(3,055)	(10,069)	(1,637)
Other comprehensive loss for the period		(231)	(399)	(7,093)	(1,817)
Balance end of period		(17,162)	(3,454)	(17,162)	(3,454)

Retained earnings
Balance beginning of period		447,311	224,818	382,716	125,221
Dividends paid		(43,262)	(33,426)	(93,142)	(61,167)
Profit attributable to shareholders of the Company		75,845	102,478	190,320	229,816
Balance end of period		479,894	293,870	479,894	293,870
Total equity attributable to shareholders of the Company		5,815,009	3,167,929	5,815,009	3,167,929

Non-controlling interests
Balance beginning of period		316,029	41,041	56,487	36,021
Profit attributable to non-controlling interests		2,528	8,265	11,376	21,380
Dividends declared to non-controlling interests		-	-	(9,399)	(8,095)
Acquired non-controlling interest	5	-	-	260,093	-
Balance end of period		318,557	49,306	318,557	49,306
Total equity		6,133,566	3,217,235	6,133,566	3,217,235

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Eldorado Gold Corporation
Notes to the unaudited condensed consolidated financial statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

1.	General Information

Eldorado Gold Corporation (“Eldorado” or the “Company”) is a gold exploration, development, mining and production company. The Company has ongoing exploration and development projects in Turkey, China, Greece, Brazil and Romania. The Company acquired control of European Goldfields Ltd. (“EGU”) in February 2012, including its producing mine, Stratoni, and development projects, Olympias and Skouries, in Greece and its development project, Certej, in Romania.

Eldorado is a public company which is listed on the Toronto Stock Exchange and New York Stock Exchange and is incorporated and domiciled in Canada.

2.	Basis of preparation

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard 34 ‘Interim Financial Reporting’.  They do not include all of the information and footnotes required by the International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board for full annual financial statements and should be read in conjunction with the Company’s annual financial statements for the year ended December 31, 2011.

Other than the adoption of new accounting policies described in note 3, the same accounting policies are used in the preparation of these condensed consolidated interim financial statements as for the most recent audited annual financial statements and reflect all the adjustments necessary for fair presentation in accordance with IFRS of the results for the interim periods presented.

3.	Adoption of new accounting policies and new accounting developments

(a)      Revenue recognition of other metals concentrate

Due to the acquisition of EGU in February 2012, the Company adopted a new accounting policy for revenue recognition of other metals concentrate. Revenues from the sale of concentrate are recognised when the risks and rewards of ownership have been transferred to the customer and the revenue can be reliably measured. Revenue is measured at the fair value of the consideration received.

A number of the Company’s concentrate products are sold under pricing arrangements where final prices are determined by quoted market prices in a period subsequent to the date of sale. These concentrates are provisionally priced at the time of sale based on forward prices for the expected date of the final settlement. The provisionally priced sales of concentrate contain an embedded derivative, which does not qualify for hedge accounting. These embedded derivatives are recognized at fair value through revenue until the date of final price determination. Subsequent variations in the price are recognized as revenue adjustments as they occur until the price is finalized.

 (b)  Upcoming changes in accounting standards

Accounting standards effective in 2013 and 2015 are disclosed in the Company’s consolidated financial statements for the year ended December 31, 2011.

4.	Critical accounting estimates and judgements

The preparation of financial statements in conformity with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed at each period end. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

(1)

Eldorado Gold Corporation
Notes to the unaudited condensed consolidated financial statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

4.	Critical accounting estimates and judgements (continued)

Significant areas requiring the use of management estimates include assumptions and estimates relating to determining defined proven and probable reserves, value beyond proven and probable reserves, fair values for purposes of purchase price allocations for business acquisitions, asset impairment analysis, asset retirement obligations, share-based payments and warrants, pension benefits, valuation allowances for deferred income tax assets, the provision for income tax liabilities, deferred income taxes and assessing and evaluating contingencies.

Actual results could differ from these estimates. Outlined below are some of the areas which require management to make judgments, estimates and assumptions in determining carrying values.

 Purchase price allocation

Business combinations require judgment and estimates to be made at the date of acquisition in relation to determining asset and liability fair values and the allocation of the purchase consideration over the fair value of the assets and liabilities.

In respect of mining company acquisitions, such as the acquisition of EGU in February 2012, purchase consideration is typically allocated to the mineral reserves and resources being acquired. The estimate of reserves and resources is subject to assumptions relating to life of the mine and may change when new information becomes available. Changes in reserves and resources as a result of factors such as production costs, recovery rates, grade or reserves or commodity prices could impact depreciation rates, asset carrying values and environmental and restoration provisions. Changes in assumptions over long-term commodity prices, market demand and supply, and economic and regulatory climates could also impact the carrying value of assets, including goodwill.

 Estimated recoverable reserves and resources

Mineral reserve and resource estimates are based on various assumptions relating to operating matters, including, with respect to production costs, mining and processing recoveries, cut-off grades, as well as assumptions relating to long-term commodity prices and, in some cases, exchange rates, inflation rates and capital costs. Cost estimates are based on feasibility study estimates or operating history. Estimates are prepared by appropriately qualified persons, but will be impacted by forecasted commodity prices, inflation rates, exchange rates, capital and production costs and recoveries amongst other factors. Estimated recoverable reserves and resources are used to determine the depreciation of property, plant and equipment at operating mine sites, in accounting for deferred stripping costs, in performing impairment testing and for forecasting the timing of the payment of decommissioning and restoration costs. Therefore, changes in the assumptions used could impact the carrying value of assets, depreciation and impairment charges recorded in the income statement and the carrying value of the decommissioning and restoration provision.

 Asset retirement obligations

Asset retirement obligations are based on future cost estimates using information available at the balance sheet date. Asset retirement obligations are adjusted at each reporting period for changes to factors such as the expected amount of cash flows required to discharge the liability, the timing of such cash flows and the discount rate. Asset retirement obligations require other significant estimates and assumptions such as: requirements of the relevant legal and regulatory framework, and the timing, extent and costs of required decommissioning and restoration activities. To the extent the actual costs differ from these estimates, adjustments will be recorded and the income statement may be impacted.

Current and deferred taxes

The Company calculates current and deferred tax provisions for each of the jurisdictions in which it operates. Actual amounts of income tax expense are not final until tax returns are filed and accepted by the relevant authorities. This occurs subsequent to the issuance of financial statements. Therefore, profit in subsequent periods will be affected by the amount that estimates differ from the final tax return.

(2)

Eldorado Gold Corporation
Notes to the unaudited condensed consolidated financial statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

4.	Critical accounting estimates and judgements (continued)

Judgment is required in assessing whether deferred tax assets and certain deferred tax liabilities are recognized on the balance sheet. The Company also evaluates the recoverability of deferred tax assets based on an assessment of the ability to use the underlying future tax deductions before they expire against future taxable income. Deferred tax liabilities arising from temporary differences on investments in subsidiaries, joint ventures and associates are recognized unless the reversal of the temporary differences is not expected to occur in the foreseeable future and can be controlled. Assumptions about the generation of future taxable profits and repatriation of retained earnings depend on management’s estimates of future production and sales volumes, commodity prices, reserves, operating costs, decommissioning and restoration costs, capital expenditures, dividends and other capital management transactions.

Judgement is also required in the application of income tax legislation. These estimates and judgments are subject to risk and uncertainty and could result in an adjustment to current and deferred tax provisions and a corresponding credit or debit to profit.

5.	Acquisition of European Goldfields Ltd.

On February 24, 2012 the Company acquired 100% of the issued and outstanding shares of EGU.  Under the terms of the Arrangement former EGU shareholders received 0.85 of an Eldorado common share and C$0.0001 in cash for each EGU share. Eldorado issued 157,959,316 common shares pursuant to the Arrangement.  EGU holds a 95% stake in the Kassandra Mines district in Greece, which is comprised of the Stratoni Mine, and the Olympias and Skouries development projects, and an 80% stake in the Certej development project in Romania.

The Company acquired EGU to increase its presence in the Aegean region and leverage local operating knowledge and expertise.

The goodwill of $303,383 resulting from the acquisition arises mainly on the recognition of deferred income tax liabilities and non-controlling interests and represents, among other things, the exploration potential within the assets acquired and future variability in the price of minerals. None of the goodwill is deductible for tax purposes.

In April 2007, Hellas Gold (“Hellas”), a subsidiary of EGU, agreed to sell to Silver Wheaton (Caymans) Ltd. (“Silver Wheaton”) all of the silver metal to be produced from ore extracted during the mine-life within an area of approximately seven square kilometres around the Stratoni mine up to 15 million ounces, or 20 million ounces if additional silver is processed through the Stratoni mill from areas other than the current producing mine. The sale was made in consideration of a prepayment to Hellas of $57.5 million in cash, plus a payment per ounce of payable silver equal to the lesser of $3.90 and the prevailing market price per ounce calculated, due and payable at the time of delivery. The expected cash flows associated with the sale of the silver to Silver Wheaton at a price lower than market price have been reflected in the fair value of the mining interest recorded upon acquisition of EGU. The Company has presented the value of any expected future cash flows from the sale of any future silver production to Silver Wheaton as part of the mining interest, as the Company did not receive any of the original upfront payment. Further, the Company does not believe that the agreement to sell to Silver Wheaton meets the definition of an onerous contract or other liability as the obligation only arises upon production of the silver.

(3)

Eldorado Gold Corporation
Notes to the unaudited condensed consolidated financial statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

5.	Acquisition of European Goldfields Ltd. (continued)

A preliminary allocation of the purchase price, which is subject to final adjustments, is as follows:

Preliminary purchase price:

157,959,316 common shares of shares of Eldorado at C$15.05/share	$2,380,140
4,713,248 replacement options	31,130
1,931,542 equity settled deferred phantom units	29,105
Cash consideration	19
Total Consideration	$2,440,394

Net assets acquired:

Cash	$18,808
Accounts receivable	20,844
Inventory	9,689
Other assets	9,951
Mining interests	2,990,047
Goodwill	303,383
Accounts payable	(100,776)
Non-current liabilities	(9,242)
Deferred income taxes	(542,217)
Non-controlling interest	(260,093)
$2,440,394

For the purpose of these condensed consolidated financial statements, the purchase consideration has been allocated on a preliminary basis to the fair value of assets acquired and liabilities assumed based on management’s best estimates taking into account all available information at the time of acquisition as well as applicable information at the time these condensed consolidated financial statements were prepared. The Company will continue to review information and perform further analysis with respect to these assets, prior to finalizing the allocation of the purchase price.

Eldorado has conducted a preliminary assessment of contingent liabilities identified during its due diligence and has recognized certain contingent liabilities in its initial accounting for the acquisition. However, the Company is continuing its review to determine whether additional contingent liabilities exist. If during the measurement period new information is found that identifies adjustments to the amount of contingent liabilities recognized initially, or additional contingent liabilities that existed at the acquisition date, then the acquisition accounting will be revised to reflect the resulting adjustments to the amounts initially recognized. During the current quarter the Company received additional information regarding a contingent legal liability that existed at acquisition date.  This liability relates to a case before the European Commission that challenges the value of the original transfer of property from the Greek State.  This added information has resulted in an increase to the liabilities acquired and the goodwill recognized of $28,832.

The fair value of the common shares and replacement options issued and the equity settled deferred phantom units (“DPUs”) as part of the consideration paid for EGU was based on the closing share price on February 24, 2012 on the Toronto Stock Exchange.   The value of the replacement options was calculated using the Black-Scholes model.  The following inputs were used to value the replacement options:

Risk-free interest rate	1.28%
Expected volatility (range)	39% – 44%
Expected life (range)	0.7 – 1.7 years
Expected dividends per share	Cdn $0.09
Forfeiture rate	0%

(4)

Eldorado Gold Corporation
Notes to the unaudited condensed consolidated financial statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

5.	Acquisition of European Goldfields Ltd. (continued)

Acquisition related costs of $552 have been charged to transaction costs in the consolidated income statement for the quarter ended September 30, 2012 (YTD – $20,005).

These consolidated financial statements include EGU’s results from February 24, 2012 to September 30, 2012. The revenue included in the consolidated income statement since February 24, 2012 contributed by EGU was $34,358.  This is from the sales of zinc, lead and silver concentrates produced at the Stratoni Mine in Greece. The net loss was $18,776.

Had EGU been consolidated from January 1, 2012, the consolidated income statement would include revenue of $42,136 and a net loss of $41,820 from EGU.

Eldorado received net cash of $18,789 as a result of the EGU transaction. This net increase of cash was a result of an acquired cash balance of $18,808 less cash consideration of $19.

6.	Restricted cash

Restricted cash represents short-term interest-bearing money market securities and funds held on deposit as collateral for the following loans:

	September 30, 2012	December 31, 2011

Eastern Dragon CMB standby letter of credit loan (note 7(b))	$36,794	$52,390
Unamgen deposit security HSBC letter of credit	-	3,000
	36,794	55,390

7.	Debt

	September 30, 2012	December 31, 2011
Current:
Jinfeng construction loan (a)	$3,767	$19,929
Eastern Dragon CMB standby letter of credit loan (b)	31,541	50,786
Eastern Dragon HSBC revolving loan facility (c)	10,250	10,316
	45,558	81,031
Non-current:
HSBC revolving credit facility (d)	50,000	-
	50,000	-

(a) Jinfeng construction loan

In 2009, Guizhou Jinfeng Mining Ltd. (“Jinfeng”), our 82% owned subsidiary entered into a RMB 680.0 million ($107,239) construction loan facility (“the construction loan”) with China Construction Bank (“CCB”). The construction loan has a term of 6 years commencing on February 27, 2009 and is subject to a floating interest rate adjusted annually at 95% of the prevailing lending rate stipulated by the People’s Bank of China for similar loans. The effective interest as at September 30, 2012 was 6.70%.

Scheduled quarterly payments of RMB 35.0 million ($5,520) are anticipated to repay the principal loan balance in full by the end of 2012. Any pre-payments are applied to reduce future payments starting from the final payment.

Jinfeng made its quarterly scheduled payment of RMB 35.0 million ($5,520) in September of 2012, reducing the balance remaining to RMB 25.0 million ($3,943) at September 30, 2012.

(5)

Eldorado Gold Corporation
Notes to the unaudited condensed consolidated financial statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

7.	Debt (continued)

Net deferred financing costs in the amount of $176 have been included as an offset in the balance of the loan in the financial statements and are being amortized using the effective interest method.

(b) Eastern Dragon CMB standby letter of credit loan

In January 2010, Rock Mining Industry Development Company Limited (“Eastern Dragon”), our 95% owned subsidiary, entered into a RMB 320.0 million ($50,465) standby letter of credit loan with CMB. This loan has a one year term. In January 2012, the term was extended for a second year term to January 2013 and the annual management fee of 10% of the interest accrued on the outstanding amount paid quarterly was removed. In addition, the floating interest rate is now adjusted monthly at the prevailing lending rate stipulated by the People’s Bank of China for working capital loans. This loan is collateralized by way of a restricted cash deposit as funding of the irrevocable letter of credit issued by Sino Gold to CMB. The collateral was increased in January 2012 from $52,300 to $56,500. The interest rate on this loan as at September 30, 2012 was 6.00%.

In September 2012, we repaid RMB 120.0 million ($18,924), releasing $20,000 of the restricted cash balance. At September 30, 2012, RMB 200.0 million ($31,541) remained outstanding.

 (c) Eastern Dragon HSBC revolving loan facility

In May 2010, Eastern Dragon entered into a RMB 80.0 million ($12,616) revolving facility (“the facility”) with HSBC Bank (China). The facility can be drawn down in minimum tranches of RMB 1.0 million ($158) or its multiples. Each drawdown bears interest fixed at the prevailing lending rate stipulated by the People’s Bank of China on the date of drawdown. The Facility has a term of up to one year. In February, 2012, the Facility was reviewed by the bank and was extended to November 30, 2012.  The interest rate on this loan as at September 30, 2012 was 6.16%.

As at September 30, 2012, RMB 65.0 million ($10,250) was outstanding on this loan.

The Facility is secured by a letter of guarantee issued by Eldorado. Eldorado must maintain at all times a security coverage ratio of 110% of the amounts drawn down. As at September 30, 2012, the security coverage is $11,275.

This Facility is to be repaid in full when Eastern Dragon obtains the required project approval that will allow it to complete the second drawdown on the project-financing loan.

(d) HSBC revolving credit facility

In October 2011, the Company entered into a $280.0 million revolving credit facility with HSBC (“the credit facility”) and a syndicate of four other banks. The credit facility matures on October 12, 2015 and is secured by the shares of SG Resources and Tuprag, wholly owned subsidiaries of the Company.  The interest rate on this loan as at September 30, 2012 was 1.97%.

The prepaid loan cost on the balance sheet relating to the credit facility as at September 30, 2012 was $2,399.

As at September 30, 2012, $50,000 had been drawn down on the credit facility.

(e) Entrusted loan

In November 2010, Eastern Dragon, HSBC Bank (China) and Qinghai Dachaidan Mining Ltd (“QDML”), our 90% owned subsidiary, entered into a RMB 12.0 million ($1,892) entrusted loan agreement, which was subsequently increased to RMB 180.0 million ($28,387) in September 2011. A subsequent increase to RMB 620.0 million ($97,776) occurred in September 2012.

Under the terms of the entrusted loan, QDML with its own funds entrusts HSBC Bank (China) to provide a loan facility in the name of QDML to Eastern Dragon.

(6)

Eldorado Gold Corporation
Notes to the unaudited condensed consolidated financial statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

7.	Debt (continued)

The entrusted loan can be drawn down in tranches. Each drawdown bears interest fixed at the prevailing lending rate stipulated by the People’s Bank of China on the date of drawdown. Each draw down has a term of three months and can be rolled forward at the discretion of QDML. The interest rate on this loan as at September 30, 2012 was 4.59%.

As at September 30, 2012, RMB 323.0 million ($50,938) had been drawn under the entrusted loan. Subsequent to September 30, 2012, RMB 10.0 million ($1,577) was drawn under this loan.

The entrusted loan has been recorded on a net settlement basis.

8.	Defined benefit pension plan

During the second quarter of 2012, the Company set up a Retirement Compensation Arrangement (“RCA”) trust account in connection with its non-registered supplementary pension plan. As it is a trust account, the assets in the account are protected from the Company’s creditors.  The RCA requires the Company to remit 50% of any contributions made to the Receiver General for Canada to a refundable tax account.

9.	Share capital

Eldorado’s authorized share capital consists of an unlimited number of voting common shares without par value and an unlimited number of non-voting common shares without par value. At September 30, 2012 there were no non-voting common shares outstanding (December 31, 2011 – none).

Voting common shares	Number of Shares	Total

At January 1, 2012	551,682,917	$2,855,689
Shares issued upon exercise of share options, for cash	3,113,626	20,261
Estimated fair value of share options exercised	-	22,674
Shares issued on acquisition of European Goldfields Ltd. (note 5)	157,959,316	2,380,140
Common shares issued for deferred phantom units	851,497	11,552
At September 30, 2012	713,607,356	5,290,316

10.	Share-based payments

(a) Share option plans

Movements in the number of share options outstanding and their related weighted average exercise prices are as follows:

	2012
	Weighted average exercise price Cdn	Number of options
At January 1,	$12.60	8,616,113
Regular options granted	14.80	5,906,073
Replacement options granted on acquisition of European Goldfields Ltd. (note 5)	9.73	4,713,248
Exercised	6.48	(3,113,626)
Forfeited	15.00	(633,119)
At September 30,	13.70	15,488,689

(7)

Eldorado Gold Corporation
Notes to the unaudited condensed consolidated financial statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

10.  Share-based payments (continued)

At September 30, 2012, 10,547,424 share options (September 30, 2011 – 5,127,291) with a weighted average exercise price of Cdn$12.99 (September 30, 2011 – Cdn$10.38) had vested and were exercisable. Options outstanding are as follows:

	September 30, 2012
	Total options outstanding			Exercisable options
Range of exercise price Cdn$	Shares	Weighted average remaining contractual life (years)	Weighted average exercise price Cdn$	Shares	Weighted average exercise price Cdn$
$4.00 to $4.99	1,148,936	1.1	4.88	1,148,936	4.88
$5.00 to $5.99	66,250	1.1	5.92	66,250	5.92
$6.00 to $6.99	201,000	0.5	6.38	201,000	6.38
$7.00 to $7.99	725,000	2.6	7.13	725,000	7.13
$8.00 to $8.99	15,582	0.8	8.00	15,582	8.00
$9.00 to $9.99	302,900	1.5	9.64	302,900	9.64
$10.00 to $10.99	162,922	4.3	10.85	54,306	10.85
$11.00 to $11.99	10,000	1.5	11.40	10,000	11.40
$12.00 to $12.99	833,398	4.3	12.71	400,132	12.67
$13.00 to $13.99	2,310,456	2.4	13.24	2,310,456	13.24
$14.00 to $14.99	316,614	4.7	14.62	181,092	14.73
$15.00 to $15.99	5,216,473	4.3	15.25	1,930,038	15.27
$16.00 to $16.99	4,115,158	3.5	16.57	3,172,398	16.55
$18.00 to $18.99	24,000	3.2	18.81	16,000	18.81
$19.00 to $20.02	40,000	4.1	19.19	13,334	19.19
	15,488,689	3.4	13.70	10,547,424	12.99

Share based compensation expense related to share options for the quarter ended September 30, 2012 was $3,125 (YTD – $11,821).

(b) Restricted share unit plan

A total of 469,294 restricted share units (“RSUs”) at a grant-date fair value of Cdn$14.65 per unit were granted during the nine month period ended September 30, 2012 under the Company’s RSU plan and 156,432 were exercisable as at September 30, 2012.

The fair value of each RSU issued is determined as the closing share price at grant date.

A summary of the status of the restricted share unit plan and changes during the period ended September 30, 2012 is as follows:

Total RSUs
Balance at December 31, 2011	253,587
RSUs Granted	469,294
Redeemed	(257,825)
Forfeited	-
Balance at September 30, 2012	465,056

As at September 30, 2012, 457,485 common shares purchased by the Company remain held in trust in connection with this plan. At the end of the period, 79,752 restricted share units are fully vested and exercisable. These shares purchased and held in trust have been included in treasury stock in the balance sheet.

Restricted share units expense for the period ended September 30, 2012 was $956 (YTD – $4,409).

(8)

Eldorado Gold Corporation
Notes to the unaudited condensed consolidated financial statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

10.  Share-based payments (continued)

(c) Deferred share units plan

At September 30, 2012, 126,406 deferred share units (“DSUs”) were outstanding with a value of $1,927, which is included in accounts payable and accrued liabilities.

Compensation expense related to the DSUs was $315 for the period ended September 30, 2012 (YTD – $980).

(d) Deferred phantom units

In accordance with the acquisition agreement of EGU (note 5), the EGU DPUs will be converted on redemption to Eldorado shares using the 85% share exchange ratio as indicated within the plan of Arrangement.  The DPU plan was amended to allow for share settlement only.  Each DPU is exercisable into one common share entitling the holder to receive the common share for no additional consideration.  During the quarter, no DPUs were exercised (YTD – 851,497 DPUs). The remaining 1,080,045 DPUs are expected to be exercised during 2012.

11.	Supplementary cash flow information

	Three months ended		Nine months ended
	September 30,		September 30,
Changes in non-cash working capital	2012	2011	2012	2011
Accounts receivable and other	$(4,239)	$(9,769)	$(2,981)	$(1,454)
Inventories	5,451	(1,264)	(27,912)	(10,926)
Accounts payable and accrued liabilities	19,531	24,966	(91,021)	9,991
Total	20,743	13,933	(121,914)	(2,389)

Supplementary cash flow information
Income taxes paid	18,939	34,249	81,576	95,011
Interest paid	741	2,087	3,279	6,705

Non-cash investing and financing activities
Shares, options and DPUs issued on acquisition of European Goldfields Ltd.	-	-	2,440,375	-

12.	Contingencies

In May 2012, the Company, in connection with Hellas, entered into a Letter of Guarantee in favour of the Greek Ministry of Environment, Energy and Climate Change, in the amount of EUR50.0 million, as security for the due and proper performance of rehabilitation work committed in connection with the Environmental Impact Assessment approved for the Kassandra Mines. The Letter of Guarantee is renewed annually and expires on July 26, 2026. The Letter of Guarantee has an annual fee of 57 basis points.

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Eldorado Gold Corporation
Notes to the unaudited condensed consolidated financial statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

13.	Segment information

Identification of reportable segments

The Company has identified its operating segments based on the internal reports that are reviewed and used by the chief executive officer and the executive management (the chief operating decision makers or CODM) in assessing performance and in determining the allocation of resources.

The CODM considers the business from both a geographic and product perspective and assesses the performance of the operating segments based on measures of profit and loss as well as assets and liabilities. These measures include operating profit, expenditures on exploration, property, plant and equipment and non-current assets, as well as total debt. As at September 30, 2012, Eldorado had six reporting segments based on the geographical location of mining and exploration and development activities.

13.1    Geographical segments

Geographically, the operating segments are identified by country and by operating mine or mine under construction. The Brazil reporting segment includes the Vila Nova mine, development activities of Tocantinzinho and exploration activities in Brazil. The Turkey reporting segment includes the Kişladağ and the Efemçukuru mines and exploration activities in Turkey. The China reporting segment includes the Tanjianshan (“TJS”), Jinfeng and White Mountain mines, the Eastern Dragon development project and exploration activities in China. The Greece reporting segment includes the Stratoni mine and the Olympias, Skouries and Perama Hill development projects and exploration activities in Greece. The Romania reporting segment includes the Certej development project.  Other reporting segment includes operations of Eldorado’s corporate office and exploration activities in other countries. Financial information about each of these operating segments is reported to the CODM on at least a monthly basis.

For the three months ended September 30, 2012

	Turkey $	China $	Brazil $	Greece $	Romania $	Other $	Total $
Information about profit and loss
Metal sales to external customers	141,031	118,990	7,292	14,526	-	-	281,839
Production costs	31,606	57,722	6,954	11,333	-	-	107,615
Depreciation	3,550	18,969	1,094	1,845	-	624	26,082
Gross profit	105,875	42,299	(756)	1,348	-	(624)	148,142

Other material items of income and expense
Exploration expenses	2,390	4,578	3,215	(124)	84	987	11,130
Income tax expense	23,511	10,815	171	(64)	-	2	34,435

Additions to property, plant and equipment during the period	71,068	36,807	4,538	32,853	2,125	(3,786)	143,605

(10)

Eldorado Gold Corporation
Notes to the unaudited condensed consolidated financial statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

13.	Segment information (continued)

For the three months ended September 30, 2011

	Turkey $	China $	Brazil $	Greece $	Other $	Total $
Information about profit and loss
Metal sales to external customers	149,657	156,852	20,855	-	-	327,364
Production costs	35,887	48,445	10,688	-	-	95,020
Depreciation	3,180	24,609	1,540	-	625	29,954
Gross profit	110,590	83,798	8,627	-	(625)	202,390

Other material items of income and expense
Exploration expenses	1,843	841	3,362	-	867	6,913
Income tax expense	39,027	18,673	5,151	223	3	63,077

Additions to property, plant and equipment during the period	44,525	26,662	4,273	586	205	76,251

For the nine months ended September 30, 2012

	Turkey $	China $	Brazil $	Greece $	Romania $	Other $	Total $
Information about profit and loss
Metal sales to external customers	353,256	380,567	29,398	34,358	-	-	797,579
Production costs	80,103	164,591	23,337	25,309	-	-	293,340
Depreciation	8,949	60,465	3,241	4,522	-	1,458	78,635
Gross profit	264,204	155,511	2,820	4,527	-	(1,458)	425,604

Other material items of income and expense
Exploration expenses	5,793	11,616	8,572	-	84	3,834	29,899
Income tax expense	57,756	40,829	1,006	(640)	-	14	98,965

Additions to property, plant and equipment during the period	144,787	80,113	15,449	55,807	4,680	1,157	301,993

Information about assets and liabilities
Property, plant and equipment (*)	676,849	1,928,057	196,575	2,467,173	740,996	2,648	6,012,298
Goodwill	-	365,928	-	303,383	-	-	669,311
	676,849	2,293,985	196,575	2,770,556	740,996	2,648	6,681,609
Debt	-	45,558	-	-	-	50,000	95,558

* Net of revenues from sale of pre-commercial production

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Eldorado Gold Corporation
Notes to the unaudited condensed consolidated financial statements
(Expressed in thousands of U.S. dollars, unless otherwise stated)

 Segment information (continued)

For the nine months ended September 30, 2011

	Turkey $	China $	Brazil $	Greece $	Other $	Total $
Information about profit and loss
Metal sales to external customers	322,520	438,632	37,936	-	-	799,088
Production costs	85,645	147,192	17,925	-	-	250,762
Depreciation	8,279	78,244	2,777	-	1,714	91,014
Gross profit	228,596	213,196	17,234	-	(1,714)	457,312

Other material items of income and expense
Exploration expenses	5,860	2,371	4,574	-	2,554	15,359
Income tax expense	70,428	50,514	(667)	223	22	120,520

Additions to property, plant and equipment during the period	134,215	62,821	11,477	2,009	1,884	212,406

As at December 31, 2011

	Turkey $	China $	Brazil $	Greece $	Other $	Total $
Information about assets and liabilities
Property, plant and equipment	591,896	1,903,793	185,667	163,239	3,315	2,847,910
Goodwill	-	365,928	-	-	-	365,928
	591,896	2,269,721	185,667	163,239	3,315	3,213,838
Debt	-	81,031	-	-	-	81,031

The Turkey and China segments derive their revenues from sales of gold and silver.  The Brazil segment derives its revenue from sales of iron ore. The Greece segment derives its revenue from sales of zinc, lead and silver concentrates.

13.2      Economic dependence

At September 30, 2012, each of our Chinese mines had one major customer, to whom each sells its entire production, as follows:

TJS Mine	Henan Zhongyuan Gold Smelter Factory Co. Ltd.of Zhongjin Gold Holding Co. Ltd.
Jinfeng Mine	Zijin Refinery
White Mountain Mine	Refinery of Shandong Humon Smelting Co. Ltd.

13.3 Seasonality/cyclicality of operations

Management does not consider operations to be of a significant seasonal or cyclical nature.

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